SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AXT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

0246W103

Donald L. Tatzin
Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, CA 94538
(510) 683-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
Sally Rau, Esq.
Gray Cary Ware & Freidenrich LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2395

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$19,337,555.45	$1,564.41

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,527,926 shares of common stock of AXT, Inc. having an aggregate value of $19,337,555.45 as of May 22, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Item 1. Summary Term Sheet.

          The information set forth under “Summary of Terms” in the Offer to Exchange, dated May 27, 2003 (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

          (a)     Name and Address. The name of the issuer is AXT, Inc., a Delaware corporation (“AXT” or the “Company”). The address of its principal executive offices is 4281 Technology Drive, Fremont, California 94538. The telephone number at that address is (510) 683-5900. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning AXT, Inc.”) is incorporated herein by reference.

          (b)     Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible option holders to exchange certain eligible stock options to purchase shares of the Company’s common stock, par value $0.001 per share, outstanding under the Company’s 1997 Stock Option Plan (the “1997 Plan”), for new options (the “New Options”) that will be granted under the 1997 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. Option holders are eligible to participate in the Offer if they are employees of AXT or one of AXT’s subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are canceled. In order to receive New Options, a participant must remain an eligible employee as of the date the New Options are granted. Members of the Board of Directors of AXT and executive officers of AXT are not eligible to participate in the Offer. For every four shares subject to the Options that are accepted for exchange and canceled, employees will receive three shares of common stock subject to the New Options, rounded down to the nearest full share. The information set forth in the Offer to Exchange under “Summary of Terms,” “Introduction,” Section 1 (“Eligibility”), Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

          (c)     Trading and Market Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          (d)     Names and Address. The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange is incorporated by reference.

Item 4. Terms of the Transaction

          (a)     Material Terms. The information set forth in the Offer to Exchange under “Summary of Terms,” “Introduction,” Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 12 (“Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Terms of the Offer Specific to Eligible Participants Employed Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

          (b)     Purchases. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

          (e)     Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The AXT, Inc. 1997 Stock Option Plan incorporated by reference as Exhibit (d)(1) and Form of Option Agreement pursuant to such plan attached hereto as Exhibit (d)(2), are incorporated herein by reference.

Item 6. Purposes of the Transactions and Plans or Proposals.

          (a)     Purposes. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

          (b)     Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 12 (“Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

          (c)     Plans. The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

          (a)     Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

          (b)     Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

          (d)     Borrowed Funds. Not applicable.

Item 8. Interest in Securities of Subject Company.

          (a)     Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

          (b)     Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

          (a)     Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

          (a)     Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning AXT, Inc.”) and Section 18 (“Additional Information”), in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 21, 2003, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003 is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically by link from our web site at www.axt.com or on the Securities and Exchange Commission’s web site at www.sec.gov.

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          (b)     Pro Forma Information. Not applicable.

          (c)     Summary Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning AXT, Inc.”) is incorporated herein by reference.

Item 11. Additional Information.

          (a)     Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

          (b)     Other Information. Not applicable.

Item 12. Exhibits.

(a) (1) (A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 27, 2003

(a) (1) (B)	Press Release dated May 27, 2003

(a) (1) (C)	Memorandum from Morris S. Young sent to employees of the Company on May 27, 2003

(a) (1) (D)	Form of Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (E)	Form of Notice to Withdraw from the Offer, incorporated by reference to Annex 2 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (F)	Form of Electronic or Facsimile Confirmation of Receipt of Forms

(a) (1) (G)	Form of Electronic or Facsimile Reminder to Employees

(a) (1) (H)	Form of Electronic or Facsimile Confirmation of Participation in the Offer to Exchange

(a) (1) (I)	AXT, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference

(a) (1) (J)	AXT, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003 and incorporated herein by reference

(b)	Not Applicable

(d) (1)	AXT, Inc. 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-48085) and incorporated herein by reference

(d) (2)	Form of Option Agreement pursuant to the AXT, Inc. 1997 Stock Option Plan

(g)	Not Applicable

(h)	Not Applicable

Item 13. Information Required by Schedule 13E-3.

          (a)     Not applicable.

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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AXT, INC.

/s/ DONALD L. TATZIN
Donald L. Tatzin
Chief Financial Officer
Dated: May 27, 2003

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INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a) (1) (A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 27, 2003

(a) (1) (B)	Press Release dated May 27, 2003

(a) (1) (C)	Memorandum from Morris S. Young sent to employees of the Company on May 27, 2003

(a) (1) (D)	Form of Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (E)	Form of Notice to Withdraw from the Offer, incorporated by reference to Annex 2 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (F)	Form of Electronic or Facsimile Confirmation of Receipt of Forms

(a) (1) (G)	Form of Electronic or Facsimile Reminder to Employees

(a) (1) (H)	Form of Electronic or Facsimile Confirmation of Participation in the Offer to Exchange

(a) (1) (I)	AXT, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference

(a) (1) (J)	AXT, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003 and incorporated herein by reference

(d) (1)	AXT, Inc. 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-48085) and incorporated herein by reference

(d) (2)	Form of Option Agreement pursuant to the AXT, Inc. 1997 Stock Option Plan